SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
   RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                              UDATE.COM, INC.
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                              (Name of Issuer)


                  Common Stock, $0.001 par value per share
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                       (Title of Class of Securities)

                                903495-10-9
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                               (CUSIP Number)


 Atlas Trust Company (Jersey) Limited,               with a copy to:
as trustee of Internet Investments Inc.
  Employee Benefits and Shares Trust               Edward S. Rosenthal
             P.O. Box 246                         Fried, Frank, Harris,
      Suite 1, 1 Britannia Place                   Shriver & Jacobson
               St Helier                     350 South Grand Avenue, Suite 3200
            Jersey, JE4 5PP                    Los Angeles, California 90071
            Channel Islands                           (213) 473-2000
           (44) 1534-608878

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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 23, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  903495-10-9                  13D

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ATLAS TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF
                  INTERNET INVESTMENTS INC. EMPLOYEE BENEFITS AND SHARES TRUST

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                      (a) |_|
                                                      (b) |_|
                  NOT APPLICABLE.

3          SEC USE ONLY


4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                 |_|

                  NOT APPLICABLE.

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  JERSEY

NUMBER OF                 7        SOLE VOTING POWER

SHARES                                      10,236,831

BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                                    -0-

EACH                      9        SOLE DISPOSITIVE POWER

REPORTING                                   10,236,831

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                                        -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    10,236,831

12         CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.8%

14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                    CO

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of uDate.com, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is New Enterprise House, St. Helens Street, Derby, England DE1 3GY.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

          (a)-(c), (f) This Schedule 13D is being filed by Atlas Trust Company (Jersey) Limited, a Jersey corporation, as trustee of Internet Investments Inc. Employee Benefits and Shares Trust (the "Employee Benefits Trust") ("Atlas Trust"). Atlas Trust is a trust company engaged in the business of forming and administering trusts, companies and foundations, whether under Jersey law or the law of other jurisdictions. The address of Atlas Trust's principal executive offices is P.O. Box 246, Suite 1, 1 Britannia Place, St Helier, Jersey JE4 5PP, Channel Islands.

          The name, business address, citizenship and present principal occupation of each executive officer and director of Atlas Trust are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

          (d)-(e) During the five years prior to the date hereof, neither Atlas Trust nor, to the best knowledge of Atlas Trust, any executive officer or director of Atlas Trust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Atlas Trust acquired the 10,236,831 shares of Common Stock of which it is the record holder (the "Shares") pursuant to the terms of a Share Exchange Agreement dated as of May 5, 2000 (the "Share Exchange
Agreement"), between Atlas Trust, the Issuer (formerly Anthem Recording West, Inc.) and certain other parties. Pursuant to the terms of the Share Exchange Agreement, among other things, the Issuer issued 10,711,831 shares of Common Stock to Atlas Trust, in exchange for all of the issued and outstanding shares of capital stock of uDate.com, Ltd., a United Kingdom corporation, and its parent corporation, Internet Investments Inc. that were then owned by Atlas Trust (the "Share Exchange Transaction"). Accordingly, as a result of the Share Exchange Transaction, Atlas Trust acquired record ownership of 10,711,831 of the issued and outstanding shares of Common Stock. Since the time of such acquisition, Atlas Trust has disposed of an aggregate of 475,000 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Atlas Trust acquired the Shares in a fiduciary capacity, and holds such shares for investment purposes, on behalf of the Employee Benefits Trust.

          Except as stated in this response to Item 4 or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), neither Atlas Trust nor, to the best of Atlas Trust's knowledge, any of the individuals named in Annex I hereto currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)
- (j) of Schedule 13D, although Atlas Trust reserves the right to develop such plans or proposals.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a)-(c) As of the date hereof, the 10,236,831 shares of Common Stock held of record by Atlas Trust represent approximately 40.8% of the issued and outstanding shares of Common Stock of the Issuer. Atlas Trust has sole voting and investment power with respect to all of the Shares.

          On August 15, 2000, Atlas Trust issued to each of Keith Schacker and M.S. Farrell & Co. Inc. (each, a "Holder") a non-transferable, non-assignable, warrant to purchase from Atlas Trust up to 37,500 shares of Common Stock at an exercise price of $1.00 per share (the "Warrants"). The Warrants expire on August 15, 2010. Copies of the Warrants are attached hereto as Exhibits A and B, respectively, and are specifically incorporated herein by reference, and the description herein of such Warrants is qualified in its entirety be reference to such Warrants.

          Except as stated in response to this Item 5 or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), neither Atlas Trust nor, to the best of Atlas Trust's knowledge, any of the individuals named in Annex I hereto has effected any transaction in the Common Stock during the past 60 days.

          (d) The Employee Benefits Trust, on behalf of its beneficiaries thereunder, has the right to receive the proceeds from the sale of the Shares. Atlas Trust is entitled to receive a fee on a time-spent basis from the Employee Benefits Trust in connection with its services in realizing the investments of the Employee Benefits Trust, including the Shares. Atlas Trust is also entitled to receive a fee for its customary trustee services provided to the Employee Benefits Trust calculated, in part, quarterly based on the asset value of the Shares.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------------------

          In connection  with the Share Exchange  Transaction  described in
Item 3 above, Atlas Trust and the other former shareholders of Internet Investments Inc. and uDate.com, Ltd. were granted registration rights with respect to the shares of Common Stock that they received. The Registration Rights Agreement, dated as of May 5, 2000 among the Issuer, Atlas Trust, and such other former shareholders of Internet Investments Inc. and uDate.com, Ltd. (the "Registration Rights Agreement") is included as Exhibit C hereto and is specifically incorporated herein by reference, and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to such Registration Rights Agreement.

          Atlas Trust holds, manages and administers the property of the Employee Benefits Trust as trustee pursuant to, and its authority to transfer and vote the Shares is subject to, the terms of the Internet Investment Inc. Employee Shares Trust Trust Deed, dated March 21, 2000 (the "Trust Deed"). The Trust Deed is included as Exhibit D hereto and is specifically incorporated herein by reference, and the description herein of the Trust Deed is qualified in its entirety by reference to such Trust Deed. The beneficiaries of the Employee Benefits Trust are employees of the Issuer.

          Except as set forth in this Item 6 or pursuant to the Warrants described in Item 5, neither Atlas Trust nor, to the best knowledge of Atlas Trust, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

                    DOCUMENT
                    --------

     Exhibit A  --  Non-Transferable  Common Stock  Purchase  Warrant Among
                    Atlas Trust Company (Jersey) Limited as trustee of Internet Investments Inc. Employee Benefits and Shares Trust and Keith Schacker, dated August 15, 2000.

     Exhibit B  --  Non-Transferable  Common Stock  Purchase  Warrant Among
                    Atlas Trust Company (Jersey) Limited as trustee of Internet Investments Inc. Employee Benefits and Shares Trust and MS Farrell & Co. Inc., dated August 15, 2000.

     Exhibit C  --  Registration  Rights  Agreement,  dated  as of May  23,
                    2000, by and among Anthem Recording West, Inc., a California corporation (the "Company"), and the purchasers of the Company's common stock listed on the signature pages thereto.*

     Exhibit D  --  Internet  Investments Inc.  Employee Shares Trust Trust
                    Deed, dated March 21, 2000.

* Incorporated by reference to the Annual Report on Form 10-KSB filed by the Issuer on April 2, 2001.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 1, 2002


The COMMON SEAL of                     )           /s/ Ian Richard Swindale
Atlas Trust Company (Jersey) Limited   )           ---------------------------
was hereunto affixed in the            )           Director
presence of:                           )

                                                   /s/ Ian Robert Dove
                                                   ---------------------------
                                                   Director/Authorised Signatory

EXHIBIT INDEX

                                  DOCUMENT
                                  --------

                    DOCUMENT
                    --------

     Exhibit A  --  Non-Transferable  Common Stock  Purchase  Warrant Among
                    Atlas Trust Company (Jersey) Limited as trustee of Internet Investments Inc. Employee Benefits and Shares Trust and Keith Schacker, dated August 15, 2000.

     Exhibit B  --  Non-Transferable  Common Stock  Purchase  Warrant Among
                    Atlas Trust Company (Jersey) Limited as trustee of Internet Investments Inc. Employee Benefits and Shares Trust and MS Farrell & Co. Inc., dated August 15, 2000.

     Exhibit C  --  Registration  Rights  Agreement,  dated  as of May  23,
                    2000, by and among Anthem Recording West, Inc., a California corporation (the "Company"), and the purchasers of the Company's common stock listed on the signature pages thereto.*

     Exhibit D  --  Internet  Investments Inc.  Employee Shares Trust Trust
                    Deed, dated March 21, 2000.

* Incorporated by reference to the Annual Report on Form 10-KSB filed by the Issuer on April 2, 2001.

                                                                    ANNEX I

  EXECUTIVE OFFICERS AND DIRECTORS OF ATLAS TRUST COMPANY (JERSEY) LIMITED

     The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Atlas Trust Company (Jersey) Limited is set forth below.


NAME                           BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
----                           ----------------                          --------------------
Ian Richard Swindale           P.O. Box 246, Suite 1, 1                  Managing Director of
British                        Britannia Place, St Helier,               Trust Company
                               Jersey JE4 5PP, Channel Islands

Ian Robert Dove                P.O. Box 246, Suite 1, 1                  Director of Trust Company
British                        Britannia Place, St Helier,
                               Jersey JE4 5PP, Channel Islands

David Croxford                 P.O. Box 246, Suite 1, 1                  Director of Trust Company
British                        Britannia Place, St Helier,
                               Jersey JE4 5PP, Channel Islands

                               And

                               La Chaumiere, College Hill,
                               St. Helier, Jersey JE3 4RE,               Chartered Accountancy Practice
                               Channel Islands

Kay Irena Dorey (Mrs.)         P.O. Box 246, Suite 1, 1                  Trust Manager of Trust
British                        Britannia Place, St Helier,               Company
                               Jersey JE4 5PP, Channel Islands
